Tyson Foods, Inc.

Code of Conduct

Table of Contents

INTRODUCTION	SECTION 1
Applicability	Page 2
Training and Verification	Page 2
Reporting and Retaliation	Page 2
Consequences	Page 2
Company Records	Page 2
Confidential and Personal Information	Page 2

WHO WE ARE	SECTION 2
Team Member Bill of Rights	Page 3
Dignity and Respect	Page 3
Inclusion and Diversity	Page 3
Equitable Treatment	Page 3
Potential Conflicts with Tyson Business (Conflicts of Interest)	Page 3
Faith-Friendly Workplace and Chaplaincy	Page 4
Substance Abuse	Page 4
Management Standards of Behavior	Page 4
Immigration Laws	Page 4
Use of Company Assets	Page 4
E-Mail and Internet Usage	Page 4
Raffles and Lotteries	Page 4

WHAT WE DO	SECTION 3
Food Safety	Page 5
Animal Well-Being	Page 5
Environment	Page 5
Health and Safety	Page 6

HOW WE DO IT	SECTION 4
Regulatory Compliance	Page 6
Sarbanes-Oxley Act (SOX)	Page 6
Restricted Political Activities	Page 6
Individual Political Contributions	Page 6
Labor Unions	Page 7
Antitrust Laws and Competition	Page 7
Gifts and Gratuities Given to Third Parties	Page 7
Acceptance of Gifts by Team Members	Page 7
Entertainment	Page 7
Dealing with United States Department of Agriculture (USDA) Personnel	Page 8
Donations from Suppliers	Page 8
International Business Practices	Page 8
Export Restrictions	Page 8
Customs/Import Restrictions	Page 8
Restrictive Trade Practices and Boycotts	Page 8
Bribes, Kickbacks, or Payoffs	Page 8
Facilitating Payments	Page 8

SECTION 1: INTRODUCTION

Applicability

This Code of Conduct sets forth the basic ethical standards that apply to all directors, Team Members, divisions, and subsidiaries of Tyson Foods, Inc. It may also apply to consultants, lobbyists, brokers, agents, and other representatives of Tyson Foods. The Code of Conduct serves as a foundation for the company’s policies, and all Team Members are encouraged to review the policies posted on the company’s policy home page. Any waiver of this code for directors or officers must be approved by the board of directors.

Training and Verification

All Team Members and directors must receive annual ethics training. In addition, all management and management support Team Members must complete Code of Conduct training and certify each fiscal year that they have read, understand, and will follow the provisions of the code.

Reporting and Retaliation

All Team Members are required to report any suspected violation of the law, applicable regulations, company policies, or the provisions of this Code of Conduct to their supervisors, Human Resources Department, Legal Department, and/or the Ethics Department. When deciding whether an action is ethical, Team Members are encouraged to consider the following questions:

1. Does it comply with Tyson Foods’ Core Values?

2. Is it the right thing to do?

3. Were others treated the way I want to be treated?

4. Would Tyson Foods or I be embarrassed if this action was reported in the newspaper?

5. Is it legal?

Corrective action may extend to individuals responsible for the failure to prevent, detect, or report a known violation. However, in cases in which a reporting Team Member is involved in a violation, the Team Member may be disciplined when appropriate.

Retaliation against those who in good faith report harassment, discrimination, or any other violation of policy or wrongdoing is strictly prohibited.

Consequences

Appropriate corrective action, up to and including termination, may be taken against any Team Member or director whose conduct violates the provisions of this Code of Conduct.

Company Records

Tyson Foods expects Team Members to create clear and accurate records, whether paper or electronic, and to maintain them securely in accordance with generally accepted accounting practices, any applicable government or securities regulations, and company policy. Records destruction should be governed by company-approved retention schedules and any applicable litigation and tax holds.

Confidential and Personal Information

Each day, Tyson Team Members are entrusted with confidential information from and about Team Members, customers, and vendors. Tyson Team Members are prohibited from using or sharing any confidential information with third parties.

SECTION 2: WHO WE ARE

• We strive to be a company of diverse people working together to produce food.

• We strive to be honorable people.

• We strive to be a faith-friendly company.

Tyson Foods’ Core Values ensure our company’s commitment to the well-being of all Tyson Team Members. All Team Members are expected to act responsibly in the workplace by treating each other with dignity and respect; following all rules, policies, regulations, and laws; reporting policy violations; and working ethically at all times.

Team Member Bill of Rights

Tyson Foods is committed to fostering an environment in which Team Members can work together in a safe and productive workplace. Tyson Foods has implemented a Team Member Bill of Rights setting forth the rights and responsibilities of all Team Members, including the right to a safe workplace, the right to be free from discrimination and retaliation, the right to certain information, the right to compensation for work performed, the right to adequate facilities and equipment, the right to training, and the right to Tell Tyson First.

Dignity and Respect

Team Members should treat one another with dignity and respect at all times. Team Members should always be fair, reasonable, and courteous in their interactions with each other. Team Members should all practice the “Golden Rule” of treating others as they wish to be treated, thus helping to create a unified and respectful workplace.

Inclusion and Diversity

Understanding, respecting, and valuing inclusion and diversity is central to both Tyson Foods’ Core Values and its business philosophy. At Tyson Foods, all Team Members strive to live our company’s Core Values and put people at the center of the company’s business. Team Members continually work to reach our goal of creating a culture and a vision that supports and enhances all Team Members. This culture should appreciate the Tyson team as a whole, as well as the unique qualities and talents of each individual. Tyson Foods is dedicated to maintaining an inclusive work environment where all Team Members feel welcome and each individual is a valued member of the Tyson team.

Equitable Treatment

Harassment or discrimination by Team Members on the basis of race, sex, age, religion, veteran’s status, color, national origin, disability, or sexual orientation is strictly prohibited, and such behavior by anyone, including directors, officers, supervisors, co-workers, managers, vendors, brokers, clients, or customers that affects Team Members will not be tolerated. Team Members are expected to exercise good judgment in their relationships and conduct in the workplace.

Team Members should immediately report any perceived harassment or discrimination to a supervisor, manager, the Human Resources Department, Employment Compliance Department, or the Tell Tyson First Help Line at 1-888-301-7304, which provides an avenue for Team Members to report harassment, discrimination, or unfair treatment to Corporate Human Resources early and to have such issues resolved promptly. Tyson Foods is committed to investigating all complaints and taking swift remedial action when appropriate.

Potential Conflicts with Tyson Business (Conflicts of Interest)

Team Members have a duty to avoid possible conflicts of interest. For example, if a situation arises where a Team Member’s or affiliated party’s personal interest conflicts with the interests of Tyson Foods, or a Team Member uses his or her Tyson Foods position to achieve personal gain, a conflict of interest may exist. Such a conflict of interest may harm the integrity of both Tyson Foods and the Team Member. All Team Members have a duty to report any personal, property, or business interests or obligations that might conflict or appear to conflict with the interests of Tyson Foods. Situations that may present a conflict of interest will be evaluated for propriety by the Tyson Foods Ethics Department on an individual basis.

Faith-Friendly Workplace and Chaplaincy

At the heart of Tyson Foods’ commitment to its Team Members is a profound respect for the company’s rich culture of various traditions, faiths, and beliefs. Tyson Foods’ vision of being a faith-friendly company centers on the notion that faith can and does enrich the workplace. Tyson Foods’ Chaplaincy Program helps Team Members throughout the Tyson Foods community by making Tyson chaplains available to provide counseling, assistance, and personal guidance to Team Members of all faiths. Tyson Foods strives to be a faith-friendly company by respecting all Team Members and acknowledging their faith in a manner that is respectful of all traditions and beliefs.

Substance Abuse

A large part of Tyson Foods’ success relies upon each Team Member performing his or her best while at work. Using alcohol or illegal drugs in the workplace prevents Team Members from contributing at their highest levels and puts their fellow Team Members in danger. Tyson Foods does not allow the use of alcohol or illegal drugs in the workplace and strongly encourages Team Members to seek help for dependency issues.

Management Standards of Behavior

Tyson Foods expects all management Team Members to comply with the Management Standards of Behavior Policy, which sets forth guidelines and expectations for appropriate managerial behavior and disciplinary protocols.

Immigration Laws

Tyson Foods requires all Team Members to have appropriate authorization-to-work documents required by federal law. If Team Members have questions regarding Tyson Foods’ compliance with U.S. immigration and naturalization laws, they should contact Employment Compliance or the Legal Department.

Use of Company Assets

Tyson Foods provides Team Members with the assets necessary to achieve company goals. These assets may include such items as a photocopier, a cell phone, or a company car. Assets also include confidential company information, company goodwill, or company logos. Misuse of any company asset costs the company money and is prohibited. Tyson Foods expects Team Members to use good judgment to prevent waste.

E-Mail and Internet Usage

When a Team Member uses a Tyson e-mail or instant messaging account, or visits a Web site on the Internet at work, he or she is in effect representing Tyson Foods to the world. Tyson Foods expects each Team Member to use e-mail and the Internet with this in mind. Team Members may not use these tools at work for personal gain or for unlawful or unethical purposes. Team Members are expected to use e-mail and the Internet responsibly and to limit personal use of these tools in the workplace so that it will not affect job performance or the success of the company. Tyson Foods does monitor Team Member usage of e-mail and the Internet.

Raffles and Lotteries

Raffles and lotteries, which are defined as the payment of money for the purpose of obtaining a “chance” to win a prize, are forbidden in most states, even if the beneficiary of the raffle or lottery is a charity. It is permissible to raise funds through donations made directly to a charity or to raise funds through events that do not require payment to obtain a “chance” for a prize. For instance, a donor could make a donation to receive a small item (a cookie, a soft drink, candy, a meal) and all donors could be entered in a door prize drawing because they made a donation in exchange for the item, not to enter a drawing. Any questions should be directed to the Legal Department.

SECTION 3: WHAT WE DO

• We feed our families, the nation, and the world with trusted food products.

• We serve as stewards of the animals, land, and environment entrusted to us.

• We strive to provide a safe work environment for our Team Members.

Tyson Foods’ Core Values reinforce the company’s deep-seated commitment to produce trusted food products. All Tyson Team Members are expected to act responsibly in the workplace and comply with all applicable laws, regulations, and policies for food safety, animal welfare, the environment, and Team Member safety.

Food Safety

The safety of Tyson Foods’ products is of critical importance to the company and its customers. Food safety is, and will remain, one of Tyson Foods’ top priorities. Failure to adhere to the company’s policies and government regulations may affect the quality or wholesomeness of its products and subject Tyson to regulatory or legal issues, such as product recalls or criminal prosecutions.

The United States Department of Agriculture (USDA) oversees poultry, meat, and egg products. Other food products fall under the regulatory jurisdiction of the Food and Drug Administration (FDA). Because these laws, regulations, and company-defined food safety policies are complex and frequently change, please seek advice or guidance as needed to ensure full compliance.

Every Tyson Team Member should immediately report any actual or suspected, accidental or intentional failure to comply with all applicable food safety laws, regulations, or company-defined policies to his or her supervisor, Quality Assurance Department, or the Ethics Department.

Animal Well-Being

Tyson Foods has a long-standing commitment to the well-being, proper handling, and humane slaughter of all the animals that are used in its food products. This is not only the right thing to do; it is also an important moral and ethical obligation the company owes to suppliers, customers, Team Members, and most of all, the animals the company depends on for its products and our livelihood.

Team Members and contract producers should raise, transport, and slaughter animals in an environment that complies with all federal, state, and local laws for humane treatment and slaughter. All Team Members, as well as chicken producers and beef and pork suppliers, are expected to respect and serve as stewards of the animals the company works with every day, treating them in a proper manner at all times.

Tyson Foods has established an Office of Animal Well-Being to advise Team Members regarding animal well-being issues. Every Team Member should immediately report any actual or suspected, accidental or intentional mistreatment of animals within Team Member control to his or her supervisor, Quality Assurance Department, Office of Animal Well-Being, or the Ethics Department.

Environment

Environmental stewardship is a core value of Tyson Foods’ business philosophy because the company believes protecting natural resources is essential to achieving clean air, water, and land for our world. All Team Members are required to perform work in an environmentally responsible manner. This includes minimizing water usage, practicing proper housekeeping, and ensuring wastes are stored and disposed of properly. Tyson Foods holds its Team Members accountable for managing all operations in an environmentally responsible manner so as to meet or exceed environmental laws and regulations.

The federal regulatory agency responsible for overseeing environmental compliance is the Environmental Protection Agency (EPA). Each state also has an environmental regulatory body. Because there are many laws, rules, regulations, and company policies covering environmental compliance, please seek advice or guidance as needed from your complex environmental manager or the Corporate Environmental Health and Safety Services Group. Every Team Member should immediately report any actual or suspected, accidental or intentional failure to comply with environmental laws, regulations, or company-defined policies to his or her supervisor, the Environmental Health and Safety Services Group, or the Ethics Department.

Health and Safety

Everyone has the right to a safe and healthy workplace. In order for Tyson Foods to make this happen, each and every Team Member, contractor, vendor, and visitor must take ownership of making the company’s work environment as safe and healthy as possible. Team Members can do this by actively participating in safety and health training activities, using all provided personal protective equipment, familiarizing themselves with and following all established safety and health rules and procedures, and encouraging others to do the same.

It is extremely important to the success of the company’s safety and health programs for Team Members to promptly report any concern or condition that may pose a safety or health hazard to their supervisor or the Environmental Health and Safety Services Group. Speak up if you observe unsafe behavior — do not allow anyone to ignore established safety practices or procedures. If Team Members have questions about safety or health policies or procedures, they should contact a supervisor, facility management, Safety Department, or Occupational Health Services Department.

SECTION 4: HOW WE DO IT

• We strive to earn consistent and satisfactory profits for our shareholders and to invest in our people, products, and processes.

• We strive to operate with integrity and trust in all we do.

• We strive to honor God and be respectful of each other, our customers, and other stakeholders.

Regulatory Compliance

There are numerous laws and regulations that Tyson Foods and its Team Members must observe and obey. The company’s dealings with federal, state, and local governmental officials must comply with all applicable laws and regulations, and they should be free from even the appearance of wrongdoing. Team Members and directors, as well as consultants, lobbyists, agents, and other representatives, should adhere to the highest ethical standards of conduct when dealing with government personnel.

Sarbanes-Oxley Act (SOX)

The Act requires management to assess controls and reporting protocols to ensure proper financial reporting. Tyson Foods’ SOX process owners are responsible for ensuring that specific financial reporting controls are in place, documented, enforced, and operating effectively.

Restricted Political Activities

The following political activities may be restricted and may not be undertaken without the approval of the senior vice president for External Relations or the general counsel:

• Time: Tyson Team Member use of their work time or other Tyson Team Members’ work time for personal political activities.

• Assets: Tyson Team Member use of company assets for personal political purposes. For example, Team Members may not use Tyson vehicles or lodging facilities for political committees, campaigns, or candidates when engaged in personal political activities.

• Funds: The use of Tyson funds for political activities.

Individual Political Contributions

Team Members may make direct political contributions of their own money in accordance with applicable law, but such contributions may not be made in the name of Tyson Foods. No political contributions made by Team Members may be reimbursed through company expense accounts. Tyson will not reimburse Team Members for tickets to political fundraising events, even if business is discussed. No indirect contributions may be made through suppliers, customers, or agents.

Contributions to federal candidates and political parties may be made by the Tyson Foods Political Action Committee (TYPAC), which is a federal PAC organized and administered in accordance with the law. Contributions to TYPAC by eligible, salaried Team Members are voluntary. Participation in TYPAC is not a condition of employment.

Team Members may not use their positions to coerce contributions from other Team Members for the purpose of supporting a charity, political candidate, political party, or political action committee.

Labor Unions

The highest ethical standards must be upheld when interacting with labor unions and their representatives. Tyson Foods will not tolerate the solicitation or giving of bribes, illegal gratuities, improper gifts, or anything of value in any form by or to a labor union officer, official, member, or other union representative. Such conduct is strictly prohibited and may constitute a violation of the National Labor Relations Act or other federal statutes.

Antitrust Laws and Competition

The United States adopted antitrust laws to protect free enterprise by ensuring vigorous competition. These laws prohibit activities that restrain trade. Tyson Foods is committed to doing its part to preserve free enterprise by requiring that all Team Members strictly obey all applicable antitrust laws.

• Price Fixing: Team Members must not participate in any discussion or agreement between competitors with respect to price or terms of sale, including arrangements that tend to stabilize or lower prices. Discussions with or agreements between competitors with respect to the amount of production and the division or allocation of markets, territories, or customers are also prohibited.

• Monopolization: Team Members must avoid predatory conduct. Do not lower prices to drive out a competitor with the intention of raising them once the competition has withdrawn. Sales below marginal cost are suspect.

• Conditioned Sales: Team Members must not require a customer to refuse to buy from a competitor in order to buy from Tyson.

• Price Discrimination: A price difference may be permissible if the lower price is given in good faith to meet a competitor’s price, or the difference between the prices can be “cost-justified.”

• Boycotts: Team Members must not engage in any agreement to boycott a third party. Team Members must not discuss with others Tyson Foods’ intention to do or not to do business with other companies.

Gifts and Gratuities Given to Third Parties

Giving of gifts and gratuities could be construed as a conflict of interest. Therefore, any gift or gratuity of more than $50 offered to a third party by a Tyson Team Member must be approved by a senior vice president or above before it is presented.

Acceptance of Gifts by Team Members

Acceptance of gifts or gratuities may be construed as a conflict of interest. Therefore, only gifts of nominal value may be accepted, meaning the gift must have a value of $50 or less, or be a gift of promotional value, meaning the gift is primarily of an advertising or promotional nature (for example, it has another company’s logo on it). Any gift that exceeds a $50 value and is not promotional in nature must be approved by a senior vice president or above before it can be accepted.

In addition, Team Members and their immediate families may not accept gifts of money from Tyson Foods suppliers, vendors, or customers under any circumstances. Checks, gift certificates, and gift cards are also considered money.

Entertainment

In many companies, it is customary business practice to entertain customers and clients and to be entertained. However, sometimes entertainment can be construed as a conflict of interest. Entertainment that could appear excessive or could appear to influence a business decision should be approved in advance by a senior vice president or above. All entertainment should be consistent with the company’s Core Values and this Code of Conduct.

Dealing with United States Department of Agriculture (USDA) Personnel

The USDA closely regulates Tyson Foods, and particularly strict rules govern dealings with USDA personnel. The established rule is that Tyson Team Members, agents, consultants, lobbyists, and other representatives cannot give or receive anything of value to or from any USDA official or employee under any circumstances. This applies to gifts of money; non-monetary items, such as meals, transportation, lodging, entertainment (e.g., tickets to sporting events), and other hospitality; and services (e.g., car washing), as well as any other personal benefit or favor. This standard also applies to all other federal officials.

If any USDA personnel or local, state, or federal official requests a gift of any kind, including gifts of service from a Tyson Team Member, the Team Member must decline and immediately report the request to his or her supervisor and the Ethics Department.

In summary, Tyson Foods will not tolerate the solicitation, receiving or giving of bribes, illegal gratuities, or improper gifts in any form by or to any local, state, or federal government personnel.

Donations from Suppliers

Donations from suppliers, customers, or vendors may not be solicited or accepted by Team Members, except for company-endorsed fundraisers such as the United Way, American Heart Association, American Cancer Society, and state poultry associations.

International Business Practices

The Foreign Corrupt Practices Act (FCPA) is intended to curb dishonesty in international dealings. Tyson Team Members must fully comply with all applicable laws, including all applicable foreign tax and currency controls. Team Members must keep accurate records reflecting the true nature of all transactions. Falsification of records is illegal and may be grounds for criminal prosecution. Due to the nature and number of possible international ethical concerns, Team Members who conduct Tyson Foods’ business internationally should have an understanding of the laws governing international trade beyond the principles found in this Code of Conduct.

Export Restrictions

Federal agencies administer a variety of embargoes and sanctions programs against a number of countries, as well as nationals of those countries, because of activities deemed contrary to the interests of the United States and its allies. Transactions with certain designated individuals and organizations, such as terrorist organizations, narcotics traffickers, and weapons proliferators, are also prohibited, even though those individuals or organizations may not be associated with any particular country’s embargo. Severe civil and/or criminal penalties may be levied against companies or individuals that violate U.S. export controls. Always consult with the Legal Department prior to entering into international trade negotiations.

Customs/Import Restrictions

All goods imported into the United States must pass through U.S. Customs where a duty must be paid, unless an exemption applies. Team Members are required to supply accurate information as to the classification and value of such goods.

Restrictive Trade Practices and Boycotts

Team Members must not participate in any activity, including those fostered by foreign countries or organizations, intended to restrain trade or promote a boycott of customers or suppliers located in a country friendly to the United States or of U.S. persons, firms, or corporations. If a Team Member receives or learns of a boycott request or a related information request, it must be reported to the Team Member’s supervisor and to the Legal Department.

Bribes, Kickbacks, or Payoffs

The FCPA and other U.S. laws prohibit the payment of any money or anything of value to a foreign official, foreign political party (or official), or any candidate for foreign political office for purposes of obtaining, retaining, or directing of business.

Facilitating Payments

The FCPA may allow, depending on local law, “facilitating payments,” such as payments for processing governmental papers, obtaining phone service, securing required permits, or obtaining adequate police protection. While Tyson Foods’ policy does not prohibit such payments if allowed by local law, Team Members must seek advice in advance from the Legal Department in cases where facilitating payments may be involved. Any such facilitating payments must be properly accounted for in Tyson Foods’ records.